Exhibit 99.1

Arqit Quantum Inc.

Unaudited Condensed Consolidated Interim Financial Statements

As of and for the period ended 31 March 2023

Arqit Quantum Inc.

Unaudited Condensed Consolidated Interim Financial Statements

as of and for the period ended 31 March 2023

Arqit Quantum Inc.
Condensed Consolidated Statement of Comprehensive Income (Unaudited)
For the period ended 31 March 2023

		Unaudited six month	Unaudited six month
		period ended	period ended
	Note	31 March 2023	31 March 2022
		$'000	$'000
Revenue		19	5,293
Other operating income		2,570	6,959
Administrative expenses	2	(24,963)	(26,600)
Impairment loss on trade receivables and contract assets		(12,203)	—
Operating loss		(34,577)	(14,348)
Change in fair value of warrants		12,910	72,464
Finance costs		(169)	(69)
Finance income		—	—
(Loss)/ profit before tax		(21,836)	58,047
Income tax		—	—
(Loss)/ profit for the financial year attributable to equity holders		(21,836)	58,047

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences		(2,503)	258
Total comprehensive (loss)/ profit for the year attributable to equity holders		(24,339)	58,305

Earnings per ordinary share from continuing operations attributable to equity holders

Basic earnings per share		(0.17409)	0.48212
Diluted earnings per share		(0.17409)	0.47999

All of the Group’s activities were derived from continuing operations during the above financial periods.

Arqit Quantum Inc.
Condensed Consolidated Statement of Financial Position
As at 31 March 2023

		Unaudited	Audited
		31 March	30 September
	Note	2023	2022
		$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment		2,435	2,206
Right of use asset		7,106	6,139
Intangible assets	3	57,221	40,291
Fixed asset investments		31	28
Trade and other receivables	4	1,918	18,565
Total non-current assets		68,711	67,229

Current assets
Trade and other receivables	4	4,252	7,677
Cash and cash equivalents		41,504	48,966
Total current assets		45,756	56,643
Total assets		114,467	123,872

LIABILITIES
Current liabilities
Trade and other payables	5	19,203	22,655
Lease liabilities		1,580	1,154
Total current liabilities		20,783	23,809

Non-current liabilities
Trade and other payables	5	5,293	4,183
Lease liabilities		7,595	6,681
Warrants liability		633	10,644
Total non-current liabilities		13,521	21,508
Total liabilities		34,304	45,317
Net assets		80,163	78,555

EQUITY
Share capital	6	13	12
Share premium	7	109,195	92,306
Other reserves	7	166,804	166,804
Foreign currency translation reserve	7	854	3,357
Share-based payment reserve	7	32,272	23,216
Retained earnings	7	(228,975)	(207,140)
Total Equity		80,163	78,555

Arqit Quantum Inc.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

For the period ended 31 March 2023

	Share Capital	Share Premium	Other reserves	Foreign currency translation	Share option reserve	Retained earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2021	11	70,999	166,805	256	303	(272,215)	(33,841)
Profit for the year	—	—	—	—	—	58,046	58,046
Other comprehensive income	—	—	—	258	—	—	258
Total comprehensive income	—	—	—	258	—	58,046	58,304
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	10,134	—	10,134
Earnout shares	1	—	(1)	—	—	—	—
Exercise of warrants	—	21,279	—	—	—	—	21,279
Balance at 31 March 2022 attributable to owners of the Group	12	92,278	166,804	514	10,437	(214,169)	55,876

Balance at 1 October 2022	12	92,306	166,804	3,357	23,216	(207,140)	78,555
Loss for the period	—	—	—	—	—	(21,835)	(21,835)
Other comprehensive income	—	—	—	(2,503)	—	—	(2,503)
Total comprehensive income	—	—	—	(2,503)	—	(21,835)	(24,338)
Issuance of ordinary shares	1	16,889	—	—	—	—	16,890
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	9,056	—	9,056
Balance at 31 March 2023 attributable to owners of the Group	13	109,195	166,804	854	32,272	(228,975)	80,163

Arqit Quantum Inc.

Condensed Consolidated Statement of Cash Flows (Unaudited)

For the period ended 31 March 2023

	Unaudited six month period ended	Unaudited six month period ended
	31 March 2023	31 March 2022
	$'000	$'000
Cash flows from operating activities
Cash used in operations	(9,356)	(13,221)

Net cash used in operating activities	(9,356)	(13,221)

Cash flows from investing activities
Capital expenditure on property, plant and equipment	(207)	(609)
Capital expenditure on intangibles	(16,930)	(12,883)

Net cash used in investing activities	(17,137)	(13,492)

Cash flows from financing activities
Shares issued on exercise of warrants	—	21,279
Proceeds from issue of shares, net of issue costs	19,788	—
Payments of lease liabilities	(558)	(205)
Payments of interest portion of lease liabilities	(99)	(73)
Proceeds from government grants	508	—

Net cash generated from financing activities	19,639	21,001

Net decrease in cash and cash equivalents	(6,854)	(5,712)
Cash and cash equivalents at beginning of period	48,966	86,966
Foreign exchange on cash and cash equivalents	(608)	904

Cash and cash equivalents at end of period	41,504	82,158

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements (Unaudited)

For the period ended 31 March 2023

1.    General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

These unaudited condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

The principal activity of the Group is provision of cybersecurity services via satellite and terrestrial platforms.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, including IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2022. The report of the auditors on those financial statements was unqualified. The comparative balance sheet figures for the year ended September 30, 2022 were derived from the audited consolidated financial statements.

The unaudited condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest units (USD '000), except when otherwise indicated.

Information on the accounting policies applied can be found in the Group’s latest annual audited financial statements. The unaudited interim financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss, The preparation of the unaudited interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New and amended standards adopted by the Group

There have been no new or amended standards adopted by the Group for the first time during the interim period.

2.    Expenses by Nature

	Period ended	Period ended
	31 March	31 March
	2023	2022
	$'000	$'000
Employee benefit expense and other staff costs	15,557	9,628
Capitalised within intangible assets	(3,149)	(2,474)
Legal and professional	4,828	2,441
Foreign exchange	(9,294)	989
Property costs	1,363	374
Share based compensation	9,004	10,133
Depreciation	469	91
Depreciation of right of use asset	693	225
Other expenses	5,492	5,193
Total administrative expenses	24,963	26,600

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements (Unaudited) (continued)

For the period ended 31 March 2023

3.    Intangible fixed assets

Development
Costs
$'000
Cost
At 1 October 2021	18,235
Additions	25,294
Foreign exchange on translation	(3,238)
At 30 September 2022	40,291
Additions	12,144
Foreign exchange on translation	4,786
At 31 March 2023	57,221
Amortisation
At 1 October 2021	—
Charge	—
At 30 September 2022	—
Charge	—
At 31 March 2023	—
Net Book Value
At 31 March 2023	57,221
At 31 September 2022	40,291

The Group’s intangible assets under development are internally generated and the Group has not yet begun amortisation of these finite useful economic life assets. $1.0 million (2022: $0.201 million) of these capitalised costs relate to QuantumCloud™. An impairment test was performed for the period ended March 31, 2023, which considered the value of existing contracts and forecasted revenues. No impairment was deemed necessary. The Group will begin amortisation when the intangible assets are available for use.

4.    Trade and other receivables

	31 March 2023	30 September 2022
	$'000	$'000
Current assets
Trade debtors	1,116	5,924
Other debtors	736	892
Prepayments and accrued income	2,400	861
Total	4,252	7,677

An allowance for doubtful debts has been made in relation to balances with Virgin Orbit LLC. Please see note 8 for more details.

The directors consider that the carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements (Unaudited) (continued)

For the period ended 31 March 2023

	31 March 2023	30 September 2022
	$'000	$'000
Non-current Assets
Prepayments	—	15,873
Trade debtors	—	975
Other debtors	1,918	1,717
Total	1,918	18,565

In the prior period, non-current prepayments comprise the payment of a non-refundable deposit towards the cost of the first satellite launch service, which was expected to be more than one year from the accounting reference date.

5.    Trade and other payables

	31 March	30 September
	2023	2022
	$'000	$'000
Current liabilities
Trade payables	13,286	17,478
Other tax and social security	815	633
Other creditors	620	516
Accruals	4,482	3,803
Deferred income	—	225
Total	19,203	22,655

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the period. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The directors consider that the carrying amount of financial liabilities recorded at amortised costs in the financial statements approximate their fair value.

	31 March 2023	30 September 2022
	$'000	$'000
Non-current Liabilities
Deferred government grants	5,293	4,183
	5,293	4,183

6.    Share capital

As of March 31, 2023, the total number of ordinary shares of the Company outstanding is 134,078,493 with a par value of $0.0001.

	Number of ordinary	Share capital
	shares	$
September 30, 2022 – par value $0.0001	121,926,166	12,192

Shares issued in direct offering	10,000,000	1,000
Shares issued in ATM	472,396	47
EMI exercised	1,196,981	120
Grants vested	482,950	48
March 31, 2023 – par value $0.0001	134,078,493	13,408

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements (Unaudited) (continued)

For the period ended 31 March 2023

7.    Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the presentational currency of the group.

Share based payment reserve

Cumulative charges in respect of share options issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

8.    Post balance sheet events

On April 4, 2023 Virgin Orbit LLC (‘Virgin Orbit’) filed for Chapter 11 bankruptcy protection and Arqit Limited was listed as the largest creditor. On May 24, 2023 it was announced that Virgin Orbit has shut down operations. An impairment provision has been made for the balances outstanding with Virgin Orbit, with the related expenses recorded in the Statement of Other Comprehensive Income.